Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 21 May 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commi

100 F Street, N.E.
Washington, D.C. 20549, U.S.A.


06013812

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*21 May 2006*	*1*
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Schedule 1

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/05/2006
Reference: 2006-01-064365

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	AllianceBernstein L.P	BNHP Ordinary Shares	85,630,773	6.79	6.79	6.73	6.73

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *AllianceBernstein L.P.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,805,273*
Change in Quantity of Securities: *-1,174,500*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks: